UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Hamilton Lane Incorporated
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Titles of Class of Securities)

40749710
(CUSIP Number)

May 7, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 407497106		13G
1		NAME OF REPORTING PERSON TPG Group Holdings (SBS) Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,413,869
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,413,869
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,869
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% (1)
12		TYPE OF REPORTING PERSON* CO

(1) Based on a total of 27,312,424 shares of Class A Common Stock (as defined below) outstanding as of March 11, 2019, after giving effect to the March 11, 2019 offering of Class A Common Stock, as reported in the Issuer’s (as defined below) Prospectus Supplement filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2019.

CUSIP No. 407497106		13G
1		NAME OF REPORTING PERSON David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,413,869
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,413,869
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,869
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% (2)
12		TYPE OF REPORTING PERSON* IN

(2) Based on a total of 27,312,424 shares of Class A Common Stock outstanding as of March 11, 2019, after giving effect to the March 11, 2019 offering of Class A Common Stock, as reported in the Issuer’s Prospectus Supplement filed with the Commission on March 13, 2019.

CUSIP No. 407497106		13G
1		NAME OF REPORTING PERSON James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,413,869
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,413,869
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,869
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% (3)
12		TYPE OF REPORTING PERSON* IN

(3) Based on a total of 27,312,424 shares of Class A Common Stock outstanding as of March 11, 2019, after giving effect to the March 11, 2019 offering of Class A Common Stock, as reported in the Issuer’s Prospectus Supplement filed with the Commission on March 13, 2019.

Item 1(a).	Name of Issuer:

Hamilton Lane Incorporated (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Presidential Blvd., 4th Floor
Bala Cynwyd, Pennsylvania 19004

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is general partner of TPG PEP GenPar Advisors, L.P., a Delaware limited partnership, which is the general partner of TPG PEP GenPar Governance, L.P., a Delaware limited partnership, which is the general partner of each of (i) TPG Public Equity Partners, L.P., a Delaware limited partnership, which directly holds 146,379 shares of  Class A Common Stock, (ii) TPG Public Equity Partners Master Fund, L.P., a Cayman Islands limited partnership, which directly holds 1,144,247 shares of  Class A Common Stock, and (iii) TPG Public Equity Partners Long Opportunities Master Fund, L.P., a Cayman Islands limited partnership (collectively with TPG Public Equity Partners, L.P. and TPG Public Equity Partners Master Fund, L.P., the “TPG Funds”), which directly holds 123,243 shares of Class A Common Stock.

David Bonderman and James G. Coulter are sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the shares of Class A Common Stock held by the TPG Funds.  Messrs. Bonderman and Coulter disclaim beneficial ownership of such shares of Class A Common Stock except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”)

Item 2(e).	CUSIP Number:

407497106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2019

TPG Group Holdings (SBS) Advisors, Inc.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

David Bonderman

By:	/s/ Bradford Berenson
Name:	Bradford Berenson, on behalf of David Bonderman (4)

James G. Coulter

By:	/s/ Bradford Berenson
Name:	Bradford Berenson, on behalf of James G. Coulter (5)

(4) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(5) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.